UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2026	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Notice of Extraordinary General Meeting of Members and Proxy Statement
99.2	Form of Proxy Card

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